[redacted]

13011499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

# ANNUAL AUDITED REPORT FORM X-17A-5 * PART III

| SEC FILE NUMBER |
|---|
| 8- 67699 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGC Financial, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36-01 208th Street
(No. and Street)

Bayside (City) NY (State) 11361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil G. Carousso 718-423-1100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210 (Address) Lincolnshire (City), Il (State) 60069 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MA 4/17

## OATH OR AFFIRMATION

I, Neil G. Carousso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NGC Financial, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Neil G Carousso

Signature

Chief Compliance Officer

Title

PUI SAN SUSAN LAU
Notary Public, State of New York
No. 01LA6213740
Qualified in Queens County
Commission Expires Nov. 16, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NGC FINANCIAL, LLC

*(A New York Limited Liability Company)*

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2012

[redacted]

**CONTENTS**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67699 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGC Financial, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36-01 208th Street
(No. and Street)

Bayside NY 11361
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neil G. Carousso 718-423-1100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210 Lincolnshire, Il 60069
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Neil G. Carousso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NGC Financial, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Neil G. Carousso
Signature

Chief Compliance Officer
Title

PUI SAN SUSAN LAU
Notary Public, State of New York
No. 01LA6213740
Qualified in Queens County
Commission Expires Nov. 16, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

## INDEPENDENT AUDITOR'S REPORT

To the Managing Member of
NGC Financial, LLC
Bayside, New York

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of NGC Financial, LLC (a New York limited liability company) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NGC Financial, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

*Pathke & Associates, Ltd.*

February 22, 2013
Lincolnshire, Illinois

# NGC FINANCIAL, LLC
*(A New York Limited Liability Company)*

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2012

| | | |
|---|---|---|
| Assets | | |
| Cash and cash equivalents | $ | 300,657 |
| Receivable from clearing organizations | | 74,882 |
| Other assets | | 11,618 |
| Total assets | $ | 387,157 |
| Liabilities and Member's Equity | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 3,666 |
| Commissions payable | | 2,449 |
| Total liabilities | | 6,115 |
| Member's Equity | | 381,042 |
| Total liabilities and member's equity | $ | 387,157 |

The accompanying notes are an integral part of these financial statements.

# NGC FINANCIAL, LLC

*(A New York Limited Liability Company)*

**STATEMENT OF INCOME**
**YEAR ENDED DECEMBER 31, 2012**

| | | |
|---|---|---|
| Revenue | | |
| Commissions and fees | $ | 473,945 |
| Total revenue | | 473,945 |
| Expenses | | |
| Commission expense | | 11,438 |
| Communication | | 1,200 |
| Occupancy and equipment | | 7,200 |
| Regulatory fees and expenses | | 9,156 |
| Insurance | | 13,068 |
| Other expenses | | 6,328 |
| Total expenses | | 48,390 |
| Net income | $ | 425,555 |

The accompanying notes are an integral part of these financial statements.

# NGC FINANCIAL, LLC

*(A New York Limited Liability Company)*

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**YEAR ENDED DECEMBER 31, 2012**

| | | |
|---|---|---|
| Balance at beginning of year | $ | 294,387 |
| Net income | | 425,555 |
| Member distributions | | (338,900) |
| Balance at end of year | $ | 381,042 |

The accompanying notes are an integral part of these financial statements.

# NGC FINANCIAL, LLC

*(A New York Limited Liability Company)*

**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2012**

| | | |
|---|---|---|
| Operating Activities | | |
| Net income | $ | 425,555 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| (Increase) in receivable from clearing organizations | | (9,967) |
| (Increase) in other assets | | (1,296) |
| Increase in commissions payable | | 627 |
| (Decrease) in accounts payable and accrued expenses | | (1,715) |
| Net cash provided by operating activities | | 413,204 |
| Financing Activities | | |
| Member distributions | | (338,900) |
| Net cash (used in) financing activities | | (338,900) |
| Net increase in cash and cash equivalents | | 74,304 |
| Cash and cash equivalents at beginning of year | | 226,353 |
| Cash and cash equivalents at end of year | $ | 300,657 |

The accompanying notes are an integral part of these financial statements.

## ORGANIZATION AND NATURE OF BUSINESS

NGC Financial, LLC (the "Company"), a New York limited liability company, was organized on March 1, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to SEC rule 15c3-3 (k) (l), limiting business to the distribution of mutual funds and/or variable life insurance and annuities. The Company conducts business primarily with retail customers and introduces that business on a fully disclosed basis to a clearing broker. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

## SIGNIFICANT ACCOUNTING POLICIES

### CASH EQUIVALENTS

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

### RECEIVABLE FROM CLEARING ORGANIZATIONS

Commissions are paid directly from clearing organizations. Amounts receivable from clearing organizations are paid within 90 days after the commission is earned. Therefore, no allowance for doubtful accounts has been recorded at December 31, 2012.

### REVENUE RECOGNITION

The Company's primary source of revenue is commissions derived from introducing customer orders for securities interests to mutual funds and variable life insurance and annuities which carry the customer accounts. Commission revenues and the related commission expenses are recognized on the trade date when the positions are opened or closed by the respective mutual fund.

### USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**SIGNIFICANT ACCOUNTING POLICIES (continued)**

INCOME TAXES

The Company is organized in the State of New York as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for regular income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based the Company's income and expenses as reported for income tax purposes.

Management has continued to evaluate the application of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes", and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The single member, individually, files federal and state tax returns including the operations of the Company. The 2009 through 2012 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

**NET CAPITAL REQUIREMENT**

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness, as defined.

At December 31, 2012, the Company had a net capital requirement of $5,000 and a net capital of $296,991 or $291,991 in excess of the minimum net capital requirements.

**RELATED PARTY TRANSACTIONS**

The Company leases office facilities and telephone services on a month-to-month basis from its single member for an annual charge of $7,200 and $1,200, respectively. Any unpaid charges are recorded as due to member on the statement of financial condition and repaid with available cash flow of the Company. These unsecured amounts bear no interest or due dates. There were no amounts due to the Company's sole member at December 31, 2012 for these charges.

**CONCENTRATION OF CREDIT RISK**

The Company maintained cash deposits with its bank that at times during the year ended December 31, 2012 exceeded the insurance provided by the Federal Deposit Insurance Corporation ("FDIC").

**SUBSEQUENT EVENTS**

Management evaluated subsequent events through February 22, 2013, the date the financial statements were available to be issued. From January 1, 2013 through February 22, 2013, the Company had member distributions of $191,600. There were no other subsequent events to disclose.

## SUPPLEMENTARY INFORMATION

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

NGC FINANCIAL, LLC as of 12/31/12

## COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ | 381,042 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | ( | ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | 381,042 | 3500 |
| 4. Add: | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ | 381,042 | 3530 |
| 6. Deductions and/or charges: | | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ 84,051 | 3540 | | | |
| B. Secured demand note deficiency | | 3590 | | | |
| C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | | |
| D. Other deductions and/or charges | | 3610 | ( | 84,051) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. Net Capital before haircuts on securities positions | | | $ | 296,991 | 3640 |
| 9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) : | | | | | |
| A. Contractual securities commitments | $ | 3660 | | | |
| B. Subordinated securities borrowings | | 3670 | | | |
| C. Trading and investment securities: | | | | | |
| 1. Exempted securities | | 3735 | | | |
| 2. Debt securities | | 3733 | | | |
| 3. Options | | 3730 | | | |
| 4. Other securities | | 3734 | | | |
| D. Undue concentration | | 3650 | | | |
| E. Other (List) | | 3736 | ( | ) | 3740 |
| 10. Net Capital | | | $ | 296,991 | 3750 |

OMIT PENNIES

| Non allowable detail is as follows: | |
|---|---|
| Commissions and fees | $72,433 |
| Other assets | 11,618 |
| | $84,051 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

NGC FINANCIAL, LLC as of 12/31/12

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

### Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | 408 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 291,991 | 3770 |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 | $ | 290,991 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ | 6,115 | 3790 |
| 17. Add: | | | | | |
| A. Drafts for immediate credit | $ | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | 3820 | $ | | 3830 |
| 19. Total aggregate indebtedness | | | $ | 6,115 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | | | % | 2.06 | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) | | | % | 0.00 | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

| | | | |
|---|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | | 3760 |
| 25. Excess net capital (line 10 less 24) | $ | | 3910 |
| 26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement | $ | | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

## SCHEDULE II - NET CAPITAL RECONCILIATION AND REQUIREMENTS UNDER RULE 15c3-3 YEAR ENDED DECEMBER 31, 2012

### NET CAPITAL RECONCILIATION PER UNIFORM NET CAPITAL RULE 15c3-1

Pursuant to SEC Rule 15c3-1, a reconciliation is required if material differences exist between the computation reported on by the independent auditor and the broker-dealer's original unaudited filing of part II or part IIA of the FOCUS report.

No material differences existed between the computation reported on by the independent auditor and the broker dealer's original unaudited filing of part II or part IIA of the FOCUS report.

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c3-3

For the year ended December 31, 2012, the Company operated on a fully disclosed basis and did not hold customer funds or securities. Accordingly, there has been no reserve requirement.

### INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the year ended December 31, 2012, the Company did not handle any customer cash or securities. Accordingly, the Company has no possession or control requirements.

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

**SCHEDULE III - INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)1**

To the Managing Member of
NGC Financial, LLC

In planning and performing our audit of the financial statements of NGC Financial, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of the control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Pathe & Associates, Ltd.*

February 22, 2013
Lincolnshire, Illinois